

Grow Your Investment in Bracketology
Me

Wefunder. Simply log in with the same credentials you used last time, and you should be able to quickly secure your reservation for additional investment funds.

The Timeline

As an early believer in Bracketology, we wanted you to have the first opportunity to increase your investment. On Monday 4/29, we will start sharing the Wefunder Campaign with the general public - so save your spot now before this round fills up.

INVEST IN BTV

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FAQ // CONTACT // PRIVACY

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